UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

HeartWare International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422368100
(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

with a copy to:
David A. Vaughan
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422368100	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0%
14	TYPE OF REPORTING PERSON
PN, IA

CUSIP No. 422368100	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 422368100	SCHEDULE 13D	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSON James C. Woolery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 422368100	SCHEDULE 13D	Page 5 of 5 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Common Stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (the “Company”), and amends the Schedule 13D filed on January 15, 2016 (the "Original Schedule 13D") and the first amendment filed May 5, 2016 (the "Amendment No. 1", and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D").  Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or the Amendment No. 1, as applicable.

This Amendment No. 2 constitutes an exit filing for the Reporting Persons, and is being filed to amend Item 5 of the Schedule 13D as follows:

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Amendment No. 2 is amended and restated in its entirety as follows:

As of June 27, 2016, the Reporting Persons no longer beneficially own any Shares.

(c) All transactions in the Shares effected since the most recent filing of Schedule 13D on behalf of an HEC Fund are set forth in Exhibit 1 attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) As of June 27, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the class of securiy.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Schedule of transactions effected since the most recent filing of Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 28, 2016

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein*
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein*
Douglas L. Braunstein

JAMES C. WOOLERY

By:	/s/ James C. Woolery*
James C. Woolery

* by John F. Brown, attorney-in-fact